February 25, 2008

VIA FACSIMILE AND EDGAR
Mr. Jim B. Rosenberg
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:  Rite Aid Corporation

Dear Mr. Rosenberg:

On behalf of Rite Aid Corporation, a Delaware Corporation (the "Company"), set forth below are responses to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") set forth in your letter dated February 11, 2008 (the "Comment Letter").  For the convenience of the Staff, each response has been numbered to correspond to the comments in the Comment Letter.

Form 10-K for the Fiscal Year Ended March 3, 2007

Item 1. Business & Note 18.  Related Party Transactions

1.	We note the following agreements have been described but not filed as exhibits:

•	Supply Agreement with McKesson Corporation

•	Related Party Agreement for financial advisory services with Leonard Green & Partners, L.P.

Please provide us with an analysis supporting your determination that the agreements are not required to be filed pursuant to Item 601(b)(10) of Regulation S-K.  If you cannot support your determination for not filing the agreements as exhibits, we would expect the filing to be amended, accordingly.

Supply Agreement with McKesson Corporation

The Company respectfully submits to the Staff that its supply agreement with McKesson Corporation and the amendments thereto (as amended, the "Supply Agreement"), which require the Company to purchase branded pharmaceutical products from McKesson Corporation, are of a type that normally accompanies the Company's business and are not required to be filed under Item 601(b)(10) of Regulation S-K.  Since supply contracts for pharmaceuticals are typical for drugstores, the Company considers the Supply Agreement to be in the ordinary course. The Company notes that neither of its largest competitors, CVS and Walgreens, file pharmaceutical supply agreements. Under Item 601(b)(10)(ii) of Regulation S-K, if a contract is such as ordinarily accompanies the kind of business conducted by the registrant, it is not required to be filed, subject to certain exceptions, which the Company believes do not apply to the Supply Agreement. The provisions of Item 601(b)(10)(ii)(A), (C) and (D) do not apply to the Supply Agreement.  In addition, the Company is not substantially dependant on the Supply Agreement, as described in Item 601(b)(10)(ii)(B).  As of December 31, 2007, there were approximately two other competitive suppliers of branded pharmaceuticals from whom the Company could seek to obtain some or all of its branded pharmaceuticals in the event its supply from McKesson Corporation was disrupted or terminated.  The Company thus believes that while, at any point in time, it may depend on McKesson Corporation for its supply of branded pharmaceutical products, any suspension or termination of the Supply Agreement would cause only a temporary disruption, if any, in the Company's supply of branded pharmaceuticals and would not be expected to have a material adverse effect on the Company's results of operations or ability to conduct its business.  It should also be noted that a significant portion of the Company's revenues is generated from sales of generic drugs and non-pharmaceutical products, which are not covered by the Supply Agreement.  The Supply Agreement therefore is not captured by the exceptions to Item 601(b)(10)(ii) of Regulation S-K and need not be filed as an exhibit to the Company's annual report.

Related Party Agreement for financial advisory services with Leonard Green & Partners, L.P.

The Company respectfully submits to the Staff that although its financial advisory services agreement with Leonard Green & Partners, L.P. and the amendments thereto (as amended, the "Advisory Agreement") were not entered into in the ordinary course of business of the Company, the Advisory Agreement is not material to the Company and is therefore not required to be filed pursuant to Item 601(b)(10) of Regulation S-K.  Item 601(b)(10)(i) of Regulation S-K requires the filing of every contract not made in the ordinary course of business which is material to the registrant and is to be performed in whole or in part after the filing of the report or was entered into not more than two years before such filing.

Pursuant to the Fourth Amendment to the Advisory Agreement (the "Fourth Amendment"), dated as of February 12, 2007, the Company was obligated to pay Leonard Green & Partners, L.P., a monthly fee of $25,000 paid in arrears, for its consulting services as well as the reimbursement of out-of-pocket expenses incurred by Leonard Green & Partners, L.P.  Pursuant to the terms of the Fourth Amendment, when John Danhakl resigned as a director of the Company on June 4, 2007, the monthly fee was reduced to $12,500 per month. Given the de minimus nature of the Company's obligations under the Advisory Agreement, the Company does not believe the Advisory Agreement is material on a quantitative basis.  Further, the Company does not believe that the services provided under the Advisory Agreement are qualitatively material to the Company's business, nor would the termination of such services, which can happen at the Company's direction, have a material impact on the Company's operations.  Therefore, while the aggregate payments made by the Company under the Advisory Agreement necessitate disclosure of the Agreement under Item 404 of Regulation S-K, the Company does not believe it is necessary to file the Advisory Agreement under Item 601(b) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates, page 47

2.
We believe your disclosure regarding critical accounting estimates could be improved to better explain the judgments and uncertainties surrounding each estimate and the potential impact on your financial statements.  We believe in order to meet the principal objectives of MD&A you should revise your disclosure to enable an investor to understand 1) management's method for establishing this estimate; 2) to what extent and why management has adjusted its assumptions used to determine the estimate from the assumptions used in the immediately preceding period and 3) the potential variability in the most recent estimate and the impact this variability may have on reported results, financial condition and liquidity.  If the changes in estimates have not historically been material, please disclose this fact.

We will revise our disclosure regarding critical accounting estimates in Management’s Discussion and Analysis as you have suggested on a prospective basis.  The proposed revisions as they will appear in our Form 10-K for Fiscal 2008 are detailed below.  To the extent that any changes in the assumptions underlying these estimates have a material impact on our operating results, such impact will be disclosed in the applicable “Results of Operations” section of the MD&A.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to allowance for uncollectible receivables, inventory shrink, impairment, self insurance liabilities, pension benefits, lease exit liabilities, income taxes and litigation. We base our estimates on historical experience, current and anticipated business conditions, the condition of the financial markets and various other assumptions that are believed to be reasonable under existing conditions. Actual results may differ from these estimates.

The following critical accounting policies require the use of significant judgments and estimates by management:

Allowance for uncollectible receivables:   Almost all of our prescription sales are made to customers that are covered by third party payors, such as insurance companies, prescription benefit management companies, government agencies, private employers, health maintenance organizations or other managed care providers. We recognize and report receivables that represent the amount owed to us for sales made to customers, who are employees or members of those payors, which have not yet been paid. We maintain an allowance for the amount of these receivables deemed to be uncollectible. This allowance is calculated based upon historical collection and write-off activity adjusted for current conditions.  The estimated bad debt write-off rate is calculated by dividing historical write-offs for the most recent twelve months by third party payor sales for the same period.  A bad debt expense is recognized by applying the estimated write-off rate to third party payor sales for the period.  There have been no significant changes in the assumptions used to calculate our estimated write-off rate over the past three years.   If the financial condition of the payors were to deteriorate, resulting in an inability to make payments, an additional reserve would be recorded in the period in which the change in financial condition first became known. Based on current conditions, we do not expect a significant change to our write-off rate in future periods.  A XX basis point difference in our estimated write-off rate for the year ended March 1, 2008, would have affected pretax income by approximately $X.X million.

Inventory:   The carrying value of our inventory is reduced by a reserve for estimated shrink losses that occur between physical inventory dates. When estimating these losses, we consider historical loss results at specific locations (including stores and distribution centers), as well as overall loss trends as determined during physical inventory procedures. The estimated shrink rate is calculated by dividing historical shrink results for the most recent six months by the sales for the same period.  Shrink expense is recognized by applying the estimated shrink rate to sales since the last physical inventory. There have been no significant changes in the assumptions used to calculate our shrink rate over the last three years.  Although possible, we do not expect a significant change to our shrink rate in future periods. A XX basis points difference in our estimated shrink rate for the year ended March 1, 2008, would have affected pretax income by approximately $X.X million.

Impairment of Long-Lived Assets:   We evaluate long-lived assets, including stores and excluding goodwill, for impairment annually, or whenever events or changes in circumstances indicate that the assets may not be recoverable.  We have identified each store as an asset group for purposes of performing this evaluation.  Our evaluation of whether possible impairment indicators exist includes comparing  future cash flows expected to be generated by the store to the carrying value of the store’s assets.   If the estimated future cash flows of the asset group (store level) are less than the carrying amount of the store’s assets, we calculate an impairment loss by comparing the carrying value of the store’s assets to the fair value of such assets.  We determine fair value by discounting the estimated future cash flows of the store discussed above.

Cash flows are calculated utilizing the detailed store financial plan for the year immediately following the current year end.  To arrive at cash flow estimates for additional future years, we project sales growth by store (consistent with our overall business planning objectives and results), and determine the incremental cash flow that such sales growth will contribute to that store’s operations. The discount rate used is a weighted average cost of capital, which is internally developed.

The assumptions utilized in calculating impairment are updated annually.  Should actual sales growth rates and related incremental cash flow differ from those forecasted and projected, we may incur future impairment charges related to the stores being evaluated.  Changes in our discount rate of XX basis points would not have a material impact on the total impairment recorded in Fiscal 2008.

Goodwill Impairment:   As disclosed in the consolidated financial statements, we have unamortized goodwill in the amount of $XXX.X million as of March 1, 2008.  We perform an annual impairment test of goodwill.  If certain events or circumstances occur that indicate a reduced fair value in our reporting unit, we would perform our impairment test more frequently. Our impairment calculation is based upon a comparison of the book value of our equity compared to our estimated fair value.  We estimate fair value utilizing both a discounted cash flow analysis that is based upon forward year projections that are developed as part of our business planning process, as well as the value implied by our year end quoted stock price.  Significant differences between these two methods are reconciled and adjustments, if necessary, are incorporated into our discounted cash flow analysis.

These forward year projections utilize assumptions that are based upon historical trends, management’s estimates of economic conditions and our strategic plans, which are consistent with assumptions utilized in evaluating Long-Lived assets for impairment as discussed above.  Significant assumptions are annual sales increases and the discount rate utilized.  The discount rate used is a weighted average cost of capital, which is internally developed.

Our calculation as of March 1, 2008 resulted in no impairment of goodwill being identified.  However, changes to our strategic plans or economic conditions could result in our cash flows being less than projected, which could result in a material change to our goodwill impairment valuation in future periods.  An increase in our discount rate of XX basis points would not have resulted in an impairment of goodwill as of March 1, 2008.

Self-insurance liabilities: We expense claims for self-insured medical, dental, workers’ compensation and general liability insurance coverage as incurred including an estimate for claims incurred but not paid.  The expense for self-insured medical and dental claims incurred but not paid is determined by multiplying the average claim value paid over the most recent twelve months by the average number of days from the same period between when the claims were incurred and paid.  There have been no significant changes in assumptions used to determine days lag over the last three years.  Should a greater amount of claims occur compared to what was previously estimated, or medical costs increase beyond what was anticipated, expense recorded may not be sufficient, and additional expense may be recorded. A X day change in days lag for the year ended March 1, 2008, would have affected pretax income by approximately $X.X million.

The expense for self-insured workers’ compensation and general liability claims incurred but not paid is determined using several factors, including historical claims experience and development, severity of claims, medical costs and the time needed to settle claims.  We discount the estimated expense for workers’ compensation to present value as the time period from incurrence of the claim to final settlement can be several years.  We base our estimates for such timing on previous settlement activity.  The discount rate is based on the current market rates for Treasury bills that approximate the average time to settle the workers’ compensation claims.   These assumptions are updated on an annual basis  A XX basis point difference in the discount rate for the year ended March 1, 2008, would have affected  pretax income by approximately $X.X million.

Benefit plan accrual:   We have several defined benefit plans, under which participants earn a retirement benefit based upon a formula set forth in the plan. We record expense related to these plans using actuarially determined amounts that utilize various assumptions. Key assumptions used in the actuarial valuations include the mortality rate, the discount rate, the expected rate of return on plan assets and the rate of increase in future compensation levels.  These rates are updated annually and are based on available public information, market interest rates and internal plans regarding compensation and any other changes impacting benefits.

These assumptions have not significantly changed over the last three years, except that the discount rate has been adjusted due to changes in rates derived from published high-quality long-term bond indices, the terms of which approximate the term of the cash flows to pay the accumulated benefit obligations when due. An increase of XX basis points in the discount rate, assuming no other changes in the estimates, reduces the amount of the accumulated benefit obligation and the related required expense by $XXX and $XXX, respectively.

Lease exit liabilities:   We record reserves for closed stores based on future lease commitments, anticipated ancillary occupancy costs and anticipated future subleases of properties. The reserves are calculated at the individual location level and the assumptions are assessed at that level.  Sublease income is estimated based on agreements in place at the time of reserve assessment.  The reserve for lease exit liabilities is discounted using a credit adjusted risk free interest rate. Reserve estimates and related assumptions are updated on a quarterly basis.

A substantial amount of our closed stores were closed prior to our adoption of SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”, effective January 1, 2003.  Therefore, if interest rates change, reserves may be increased or decreased.  In addition, changes in the real estate leasing markets can have an impact on the reserve.  As of March 1, 2008, a XX basis point variance in the credit adjusted risk free interest rate would have affected pretax income by approximately $X.X million for Fiscal 2008.

Income taxes:   We currently have net operating loss (“NOL”) carryforwards that can be utilized to offset future income for federal and state tax purposes. These NOLs generate a significant deferred tax asset. We regularly review the deferred tax assets for recoverability considering the relative impact of negative and positive evidence including our historical profitability, projected taxable income, the expected timing of the reversals of existing temporary differences and tax planning strategies.  The weight given to the potential effect of the negative and positive evidence is commensurate with the extent to which it can be objectively verified.  We will establish a valuation allowance against deferred tax assets when we determine that it is more likely than not that some portion of our deferred tax assets will not be realized. There have been no significant changes in the assumptions used to calculate our valuation allowance over the last three years. Changes in valuation allowance from period to period are included in the tax provision in the period of change.

Litigation reserves:   We are involved in litigation on an on-going basis. We accrue our best estimate of the probable loss related to legal claims. Such estimates are developed in consultation with in-house counsel, and are based upon a combination of litigation and settlement strategies. These estimates are updated as the facts and circumstances of the cases develop and/or change.  To the extent additional information arises or our strategies change, it is possible that our best estimate of the probable liability may also change.  Changes to these reserves during the last three fiscal years were not material.

Form 10-Q for the Quarterly Period Ended December 1, 2007

Notes to Condensed Consolidated Financial Statements

Note 3. Acquisition, page 9

3.
Your disclosure here as well as in other portions of the document makes reference to the use of an independent third party to value assets and liabilities. While you are not required to make these references, when you do, you must also disclose the name of the independent valuation expert.  If you include or incorporate by reference this disclosure into a 1933 Securities Act filing, you will also need to include the consent of the independent valuation expert.

As part of the process to value the assets and liabilities of the Jean Coutu Group, the Company utilized an independent third party to assist in the valuation of the fixed and intangible assets acquired.  While this third party provided assistance in the valuation preparation, the key assumptions were determined by management and the decisions regarding the values to assign to these assets were made by management.  Since the purchase price allocation is the responsibility of and determined by management, we will not refer to the independent third party in future disclosures.

The Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filings and that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the above-referenced filings.  The Company further acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the responses to the comments of the Staff, or require additional information, please contact the undersigned at (717) 975-5838, Kevin Twomey at (717) 731-6540 or Robert B. Sari at (717) 975-5833.

Sincerely,

/s/ Douglas E. Donley
Douglas E. Donley

cc:	Dana Hartz
Don Abbott
Rose Zukin
Jeffrey Riedler
Securities and Exchange Commission
Kevin Twomey
Robert B. Sari
Matthew Schroeder
Rite Aid Corporation
Michael J. Zeidel
Laura Amy Kaufmann
Skadden, Arps, Slate, Meagher & Flom LLP